UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                             Form 6-K/A

                                                                         Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File No. 001-33580

ASANKO GOLD INC.

(Translation of registrant’s name into English)

Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☐

 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SUBMITTED HEREWITH

Exhibit No.

Document

99.1	Annual Audited Financial Statements for the year ended December 31, 2013*
99.2	Management’s Discussion & Analysis for the year ended December 31, 2013
99.3	CEO Certification of Annual Filings
99.4	CFO Certification of Annual Filings

*

The Form 6-K, as originally filed with the Securities and Exchange Commission on March 12, 2014 (the “Original Filing”), is amended for the sole purpose of refiling the audited consolidated financial statements of the Company as of and for the years ended December 31, 2013 and 2012 (the “Financial Statements”), included as Exhibit 99.1 to the Original Filing, to include the signed independent auditor’s report with respect thereto.  An unsigned version of the auditor’s report was inadvertently included in the Original Filing.  For the avoidance of doubt, the inclusion of the auditor’s report is the sole change made by this Amendment No. 1 to the Original Filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

(Registrant)

By /s/ Greg McCunn

Greg McCunn,

Chief Financial Officer

Date     April 21, 2014